

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2024

Teresa K. Crockett
President
Solventum Corporation
3M Center
St. Paul, MN 55144

Re: Solventum Corporation
Form 10-12B
Exhibit Nos. 10.4, 10.9 and 10.10
Filed March 11, 2024
File No. 001-41968

Dear Teresa K. Crockett:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance